UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

GENTIVA HEALTH SERVICES, INC.

(Name of Subject Company)

GENTIVA HEALTH SERVICES, INC.

(Name of Person Filing Statement)

Common Stock, par value $.10 per share

(Title of Class of Securities)

37247A102

(CUSIP Number of Class of Securities)

John N. Camperlengo

Senior Vice President, General Counsel and Secretary

Gentiva Health Services, Inc.

3350 Riverwood Parkway, Suite 1400

Atlanta, GA 30339-3314

(770) 951-6450

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Dennis J. Block, Esq.

Greenberg Traurig, LLP

MetLife Building

200 Park Avenue

New York, NY 10166

(212) 801-2222

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Gentiva Health Services, Inc., a Delaware corporation (“Gentiva” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on June 30, 2014, relating to the tender offer by Kindred Healthcare Development 2, Inc. (the “Offeror”), a Delaware corporation and wholly owned subsidiary of Kindred Healthcare, Inc., a Delaware corporation (“Kindred”). Kindred’s tender offer, as amended, is an offer to acquire 14.9% of the outstanding shares of Gentiva’s Common Stock, par value $0.10 per share, including the associated rights to purchase shares of Series B Junior Participating Preferred Stock (“Rights,” and together with the Gentiva Common Stock, the “Gentiva Common Shares”), at a price of $16.00 per share, net to the seller in cash, without interest and less any required withholding taxes.

Except as specifically noted herein, the information set forth in the Statement remains unchanged. Capitalized terms used in this Amendment without definition have the respective meanings set forth in the Statement.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

Item 4 of the Statement is hereby amended and supplemented by adding thereto the following:

On July 21, 2014, Paul J. Diaz, the Chief Executive Officer of Kindred, sent a letter to Gentiva’s Executive Chairman, Rodney D. Windley, and Gentiva’s Chief Executive Officer, Tony Strange, containing a conditional proposal from Kindred to acquire all of the outstanding Gentiva Common Shares for $17.25 per share, and issued a press release regarding the same. Kindred indicated that this proposal is subject to “diligence to confirm that such additional value is warranted.” The Gentiva Board, in consultation with its financial and legal advisors, will review the proposal carefully in due course.

Gentiva stockholders do not need to take any action at this time in relation to this proposal and are reminded that the Gentiva Board unanimously recommends that Gentiva’s stockholders reject Kindred’s outstanding partial tender offer for 14.9% of the outstanding Gentiva Common Shares at $16.00 per share and NOT tender their Gentiva Common Shares.

The full text of the letter from Mr. Diaz to Messrs. Windley and Strange, dated July 21, 2014, is filed as Exhibit (a)(10) hereto and incorporated herein by reference. The press release issued by Gentiva on July 21, 2014 is filed as Exhibit (a)(11) hereto and incorporated herein by reference.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Item 7 of the Statement is hereby amended and supplemented by adding thereto the disclosures set forth under Item 4 above.

ITEM 9.	EXHIBITS

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibits:

Exhibit Number	Description

(a)(10)	Letter from Mr. Diaz to Messrs. Windley and Strange, dated July 21, 2014

(a)(11)	Press Release issued by Gentiva, dated July 21, 2014

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

GENTIVA HEALTH SERVICES, INC.

By:	/s/ John N. Camperlengo
Name:	John N. Camperlengo
Title:	Senior Vice President, General Counsel and Secretary

Dated: July 21, 2014

EXHIBIT INDEX

Exhibit Number	Description

(a)(10)	Letter from Mr. Diaz to Messrs. Windley and Strange, dated July 21, 2014

(a)(11)	Press Release issued by Gentiva, dated July 21, 2014

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